RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the consolidated financial statements of Rare Element Resources Ltd. (“Rare Element Resources” or the “Company”). The information provided herein should be read in conjunction with the Company’s unaudited consolidated financial statements and notes for the nine months ended March 31, 2010 and audited consolidated financial statements and notes for the year ended June 30, 2009.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

All currency amounts are expressed in US dollars unless otherwise noted.

Overall Performance

The Company’s principal activity is the acquisition and exploration of mineral properties and is listed as a Tier 1 company in the TSX Venture Exchange.  In November 2009, the Company filed a Form 20F with the US Securities and Exchange Commission. Rare Element Resources currently has a “Blue Sky” exemption in the United States due to its listing with Standard & Poors and trades on the US “pink sheets” market under the symbol “RRLMF”. The filing of the Form 20F made Rare Element Resources a fully reporting issuer in the United States and Rare Element Resources has applied for a listing with an exchange in the United States.

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Paso Rico Resources Ltd. (“Paso Rico”) in 2003. Paso Rico owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Paso Rico (USA), Inc. On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold exploration venture on the Bear Lodge Property.

Newmont had the right to earn a 65% working interest in Rare Element Resources’ Bear Lodge property, excluding any rights to the rare-earth elements and uranium but including rights to gold and other metals, by performing $5 million in mineral exploration expenditures over five years.  Newmont also had the right to earn an additional 15% participating interest by completing a positive feasibility study. On May 12, 2010, the Company announced that it signed an agreement that Newmont will not exercise its option to acquire a 65% working interest (see “Sundance Gold Project” section).

In February, 2010, Rare Element was named as one the TSX Venture Exchange’s Top 50 companies.

Bear Lodge Property

On April 10, 2009, the Company completed a NI 43-101 Mineral Resource Report on the Bear Lodge Property. The report presented the current estimated inferred mineral resource of rare-earth elements at Bear Lodge of 9,830,000 tons grading 4.07% rare-earth oxides, or approximately 800 million pounds of rare-earth oxides (see “Rare-earth Exploration” section).

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

Paso Rico holds a 100% interest in a group of unpatented mineral claims, the Bear Lodge Project property. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming.  These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Some of the claims and a portion of a defined area of influence surrounding the claims were previously subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport.  Paso Rico owns a portion of the claim group outright and those claims were not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000 and it also owns a portion of the claim group outright and these claims are not subject to the NSR.

The Bear Lodge property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres, plus an additional 327 claims transferred from Newmont in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.  All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management.

Eden Lake Property

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares.

The underlying owner Strider Resources Limited retains a 3% NSR royalty with the Company having the right to buy 50% of NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two unrelated parties for this acquisition. The common shares issued on the acquisition have trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. (“Medallion”) an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period.

Medallion will be the operator of the exploration program during the option period

In December, 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February, 2010 Medallion received the basic data and initial interpretation of it.

Nuiklavik property

On November 12, 2009, the Company entered into letter of intent, and on January 6, 2010 signed a purchase and sale agreement with Altius Resources Inc. (a wholly owned subsidiary of Altius Minerals Corp.) (“Altius”), to acquire a 100% interest in 790 mineral claims located in central Labrador for a payment of 200,000 shares of the Company issued subsequent to March 31, 2010.

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

Exploration expenditures on resource properties:

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2008	for the year ended June 30, 2009	June 30, 2009	for the nine months ended March 31, 2010	March 31, 2010
	(Audited)		(Audited)		(Unaudited)
Bear Lodge Property
Exploration expenditures
Assays	$ 13,374	$ 16,573	$ 29,947	$ 244,494	$ 254,443
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	39,349	39,349
Drilling	459,960	274,712	734,672	925,266	1,659,938
Engineering consulting	-	-	-	90,417	90,417
Environmental costs	-	-	-	5,636	5,636
Geochemistry	-	-	-	59,672	59,672
Geological consulting	227,482	211,277	438,759	389,864	828,623
Geophysical	300	-	300	-	300
Land & claims	-	-	-	11,901	11,901
Metallurgical testing	93,530	61,500	155,030	206,139	361,169
Overhead expenses	10,839	2,685	13,524	16,741	30,265
Property holding costs	17,721	23,000	40,721	-	40,721
Resource estimation	-	-	-	14,988	14,988
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	17,022	41,440
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	2,007,676	3,617,172
Eden Lake Property
Property acquisition costs	-	-	-	1,007,251	1,007,251
Acquisition recovery	-	-	-	(48,070)	(48,070)
Total expenditures on Eden Lake property	-	-	-	959,181	959,181
Nuiklavik Property
Property acquisition costs	-	-	-	725,187	725,187
Total expenditures on Nuiklavik property	-	-	-	725,187	725,187
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 3,692,044	$ 5,301,540

The Company completed an impairment analysis as at March 31, 2010 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

Management concluded that no impairment charge was required because:

•

there have been no significant changes in the legal factors or climate that affects the value of the properties;

•

all property rights remain in good standing;

•

there have been no significant changes in the projections for the properties;

•

exploration results continue to be positive and the rare-earth-element (“REE”) resource was recently increased;

•

the Company intends to continue its exploration and development plans on its Bear Lodge Property; and

•

Medallion is optioning in to the Eden Lake Property and the Company is actively looking for a partner for the Nuiklavik Property.

Bear Lodge Project - Rare-earth Exploration

The Bear Lodge Project contains widespread indications of rare-earth elements (“REE”) and precious metals. REE are primarily used in hybrid-electric-vehicles (HEV), many of which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries, and REE “super” magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, compact fluorescent lights, petroleum-refining catalysts and numerous other modern specialty technologies.

The mineral claims that comprise the Bear Lodge Project have been explored for REE, as well as precious metals and base metals, by a number of major mining companies during various periods over the past 50 years. These various exploration campaigns have identified a number of REE and precious metals indications that the Company believes warrant further exploration and evaluation.

The Company began exploration of the Bear Lodge Project properties in late 2004 (or in 2002 through its subsidiary, Paso Rico (USA)), focusing on the same target area previously identified by Hecla Mining Company (“Hecla”) from 1987 through 1991.  Twelve core holes drilled by the Company, averaging over 1,000 feet per hole, were drilled from 2004 through 2008, ten of which were targeted on the previously known REE-bearing carbonatite dikes, and oxidized equivalents, in the Bull Hill Southwest area; one hole was drilled in the Bull Hill Northwest target; and one hole to the west tested an induced polarization anomaly for REE and gold.  Nine of the twelve holes intercepted significant REE intervals and confirmed and expanded the Bull Hill Southwest mineralized zone. The Bear Lodge project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, and samarium) and small quantities of the heavy REE.

In March 2009, the Company announced the results of a new National Instrument 43-101-compliant inferred mineral resource estimate of REE contained in the Bull Hill Southwest deposit. The mineral resource estimate is derived from a REE database that includes twelve drill holes completed by the Company since 2004 for a total of 13,326 feet, plus sixteen drill holes completed by other companies prior to 2004, for which data is available. The inferred mineral resource estimate focuses only on the dike sets in the Bull Hill Southwest target area, and there is significant additional potential for expansion of the Bull Hill Southwest resource and for definition of REE resources in other areas. An updated mineral resource estimate is planned to be completed before the end of June 30, 2010.

A full table of significant drill results from the Company's 2004-2009 exploration programs and maps and sections detailing the drill-hole locations are available at: http://www.rareelementresources.com

The Company’s comprehensive NI 43-101 compliant Technical Report, incorporating descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

compliant report was issued in 2002, was filed on April 15, 2009. The report also includes recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program. Much of the recommended work has been completed.

REE metallurgical testing during 2009 made significant strides forward and additional work is in process.  Beneficiation tests were successful on oxidized samples and processes are being established to determine the feasibility of producing commercial REE products.  In July and again in September, the Company  announced encouraging rare-earth metallurgical test results on the oxide material, resulting in 90% recovery with a grade 13% rare-earth oxide (“REO”) (-500 mesh) in a pre-concentrate. A grade of 13% represents better than a three-fold concentration of the REE from the original 4.3% REO sample material. More testing is planned to create a concentrate with higher grades and less of the gangue minerals, prior to leaching of the REE minerals.

During the late summer and fall of 2009, Rare Element drilled twenty-two core holes, but two of them were incomplete due to inclement weather and will be finished in 2010.  Fifteen holes were targeted to confirm and expand the resource area of the Bull Hill Southwest deposit and provide samples for continuing metallurgical work. Five holes were drilled to test the REE mineralized zone to the northwest, named the Bull Hill Northwest target, and one of the holes (RES 09-8) produced high-grade REE results. Highlights of the Bull Hill Southwest drill program include relatively thick intercepts of REE mineralization in all fifteen holes and higher grades in five drill holes RES 09-3, 09-3A, 09-6, 09-17 and 09-18. These results will be used by the Company in completing an updated independent mineral resource estimate scheduled for completion in the spring of 2010. Metallurgical testing will continue with samples from these drill holes with a goal to determine a commercial method of recovering the REE. The REE mineralization encountered in all fifteen new holes in the Bull Hill Southwest deposit is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill.

The five-drill holes that tested the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target were drilled as offsets to historical Hecla drill-hole WP-2. Angle hole WP-2 intercepted nearly 56 m (186 ft) of near-surface, high-grade REE mineralization. Several closely spaced holes were drilled to determine and test the orientation and continuity of the mineralization. Higher grade REE mineralization was encountered in drill hole RES 09-8.

All of the holes in the 2009 program were designed to offset known mineralization. One of the target concepts that were not tested is a large REE-mineralized carbonatite plug hypothesized to occur at depth southwest of the Bull Hill diatreme. The Company’s geologists recognize the similarities of the Bear Lodge REE-bearing carbonatites with the large Mountain Pass rare-earths deposit in California and will be exploring for an analogous large system. The Company has engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element development potential of the Company’s Bull Hill Southwest and other rare-earths deposits.

On October 13, 2009, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designates this area as the Whitetail Ridge rare-earths exploration target, and it is being prepared for possible drilling in 2010.

In December, 2009, the Company received assays for the first 5 holes from the 2009 REE drilling program. In February, 2010, the Company received assays from a further 10 holes of this 20 hole program. In March, 2010, the Company received assay from the final 5 holes in the Bull Hill Northwest target. All of these sets of results were encouraging and the news releases can be viewed at www.rareelementresources.com.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

The Company has retained the services of a government affairs specialist, Mr. George G. Byers, to advance project development activities on the Bear Lodge rare-earths project. With the guidance of Mr. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth resources, and about its exceptional exploration and development potential.

Dr. James G. Clark, L.Geo, the Company’s Vice President of Exploration, assisted by Dr. Ellen Leavitt, both qualified persons for the purposes of NI 43-101, lead the Bear Lodge Project rare-earth exploration program.  The Company expanded its advisory board to include Dr. Tony Mariano and Mr. Matt Bender as it advances its Bear Lodge Project.

Further information can be found in past news releases posted on the Company’s Sedar website (www.sedar.com).

During the nine months ended March 31, 2010, the Company incurred $2,007,676 in exploration expenditures on the Bear Lodge Project. As of March 31, 2010, the Company had incurred a total of $3,617,172 (June 30, 2009 - $1,609,496) on exploration work at Bear Lodge Project.

Sundance Gold Project

On June 1, 2006, the Company’s wholly owned subsidiary, Paso Rico (USA), Inc. and Newmont signed an agreement to establish a gold exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Newmont had the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the REE and uranium, but including rights to gold and other metals if Newmont spends $5 million on property exploration by June 1, 2011.  Newmont also had the right to earn an additional 15% participating interest by completing a positive feasibility study.

Newmont had staked additional Federal lode mineral claims and included them as part of the Venture’s property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

On May 12, 2010, the Company announced that it signed an agreement with Newmont that Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Gold Project; thus, the Company maintains its 100% interest in the mineral potential within the entire property. All of Newmont’s 327 wholly owned claims outside the Venture will be transferred to the Company. In consideration for transferring its claims and terminating the Venture, Newmont was granted a right-of-first-refusal on all claims if any claims are sold or dropped, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to the Company from outside of the Venture.

To date, Newmont has expended $2.85 million over nearly four years. Newmont’s withdrawal from the Sundance venture creates an opportunity for Rare Element Resources to control its own destiny on the property at a time when record demand for gold and rare-earth elements is occurring. The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company on Newmont’s formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

The Bear Lodge Property, with the additional claims, now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the withdrawal agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (Venture area) is free of royalties. Rare Element Resources sees an immediate opportunity to define a potentially economic mineral gold resource by offset drilling of holes where Newmont encountered significant gold mineralization. The exploration goal for near-surface gold mineralization at the Taylor, Smith, and Carbon gold targets is to define and estimate a mineral resource. A drilling program is planned for 2010. The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has significant potential for the discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance Gold Project, and also to the geological, geochemical, and geophysical understanding of the entire project area. Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls. Newmont drilled 45 holes in the Venture area and another 13 holes on their claims held outside the Venture.  Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size. An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization. All of the claims, technical data, and other pertinent information generated by Newmont in the district has been or will be transferred to the Company. The Company has retained the services of geologist John Ray, Newmont’s former on-site project manager during the past four years, to manage the Company’s Sundance Gold exploration program under the direction of Dr. James Clark.

Compliance with NI43-101

Technical disclosure in this MD&A was prepared by or under the supervision of Donald Ranta, PhD, PGeo, a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

The Company maintains a website at www.rareelementresources.com.

Summary of Quarterly Results

Expressed In $	Mar 10 Quarter	Dec 09 Quarter	Sep 09 Quarter	June 09 Quarter	Mar 09 Quarter	Dec 08 Quarter	Sep 08 Quarter	June 08 Quarter
Total Revenue	5,417	8,657	8,970	9,725	6,912	7,041	8,897	5,195
Income (Loss)	(344,415)	(266,323)	(225,478)	(284,543)	(263,166)	(448,962)	(257,516)	(191,469)
Earnings (Loss) Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)
Total Assets	10,203,324	9,559,716	8,707,704	4,034,219	2,640,145	2,826,269	3,272,127	3,394,225
Total Long-term Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

Results of Operations for the three months ended March 31, 2010 compared to the three months ended March 31, 2009

The net loss for the third quarter of fiscal 2010 totaled $344,415 compared to loss of $263,166 in the same period of fiscal 2009, an increase of $81,249. The basic and diluted losses per share were $0.01 for the three months ended March 31, 2010 and 2009.

Interest income totaled $5,417 (2009 - $6,912) for the three months ended March 31, 2010 as a result of interest earned on the funds that the Company held in financial institutions. During the three months ended March 31, 2010, the Company recognized a gain on foreign exchange of $133,623 (2009 – foreign exchange loss of $29,333) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $195,923 in fiscal 2010 and $96,023 in fiscal 2009, amortization expenses of $3,155 in fiscal 2010 and $403 in fiscal 2009, and the foreign exchange gains (losses), total general and administrative costs were $284,377 for the three months ended March 31, 2010 and $129,236 in comparable period, an increase of $155,141. The increase was mostly due to: (a) transfer agent’s and listing fees increased by $38,551 and accounting and administration fees by $33,199 as a result of the Company acquiring a new mineral property, increasing activity in negotiating future financings and acquisitions and filing Form 20F; (b) corporate development expenses increased by $21,985 because the Company was actively keeping the shareholders and potential investors informed about the Company’s progress; (c) management fees increased by $11,280 and consulting fees increased by $12,543 due to bonuses paid to two officers of the Company.

Results of Operations for the nine months ended March 31, 2010 compared to the nine months ended March 31, 2009

The net loss for the nine months ended March 31, 2010 totaled $836,216 compared to $969,644 in the same period in 2009. The basic and diluted losses per share were $0.03 for the nine months ended March 31, 2010 and $0.04 for the same period in 2009.

Interest income totaled $23,044 for the nine months ended March 31, 2010 as a result of interest earned on the funds that the Company held (2009 - $22,850). During the nine months ended March 31, 2010, the Company recognized a foreign exchange gain of $407,364 (2009 – foreign exchange loss of $338,788) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required. In fiscal 2009, the Company wrote off the estimated value of $15,083 of the 25,000 Almaden warrants.

Excluding the non-cash stock-based compensation expenses of $390,277 in 2010 and $235,421 in 2009, amortization expenses of $5,172 in 2010 and $1,967 in 2009, and the foreign exchange gains (losses), total general and administrative costs were $871,175 for the nine months ended March 31, 2010 and $401,235 for the comparable period, an increase of $469,940. The increase was mostly due to: (a) increases in investor relations and shareholders’ communication by $44,281 and corporate development expenses by $99,961 because the Company was actively keeping the shareholders and potential investors informed about the Company’s progress; (b) accounting and administration fees increased by $71,418 as a result of the Company closing two financings in fiscal 2010, filing Form 20F and acquiring new mineral properties; (c) management fees increased by $70,883 and consulting fees increased by $27,440 due to bonuses paid to two officers of the Company.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

Liquidity

The Company’s working capital as at March 31, 2010 was $4,581,787 (June 30, 2009 - $2,345,857). As at March 31, 2010, cash totaled $4,678,407, an increase of $2,344,262 from $2,334,145 as at June 30, 2009. The increase of working capital and cash was due to the funds received pursuant to the closing of two non-brokered private placements for net gross proceeds of $4,449,960 ($1,800,000 CDN and $3,000,000 CDN) and $404,402 on the exercise of options and warrants. $45,118 share issue costs were recorded. Cash inflows were offset by the cash used in exploration activities of $1,864,993, reclamation bond of $100,000, acquisition of exploration equipment of $45,085, and operating activities of $427,048.

In April 2010, the Company closed a short-form prospectus offering of $8,860,253 CDN. $27,856 share issue costs were recorded as at March 31, 2010 (see “Capital Resources” section).

The Company is well positioned to sustain itself in the longer term despite the current stock market volatility because it continues to maintain a very cost effective overhead model and the Company has adequate financial resources for its exploration programs for the Bear Lodge rare-earth project as well as the Sundance Gold project. With a total of 32,117,737 common shares currently outstanding and its strong working capital position, the Company is well positioned to last beyond fiscal 2010 without raising additional capital.

Capital Resources

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

On April 13, 2010, the Company closed a short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units of the Company at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN.

The Company paid $531,615 CDN cash commission to the agents and issued 151,890 agents' options exercisable into one agents’ unit at a price of $3.50 CDN until April 13, 2012. Each agent’s unit consists of one common share and one-half of one transferable common share purchase warrant with the same terms as private placement warrants. $27,856 share issue costs were recorded as at March 31, 2010.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2009	26,264,736	$ 7,841,832
March 31, 2010	29,586,236	$13,172,600
May 19, 2010	32,117,737	$17,705,100

As at March 31, 2010, the Company had 2,546,000 stock options outstanding with exercise prices ranging from $0.55 CDN to $4.49 CDN expiring from April 28, 2011 to October 2, 2014. During the nine months ended March 31, 2010, a total of 482,000 stock options were exercised at prices ranging from $0.55 CDN to $1.15 CDN for gross proceeds of $287,554. A fair value of $231,670 was recognized on these exercised options. Subsequently, 190,000 options were granted at $3.28 CDN exercisable until April 19, 2015 and another 151,890 agents’ options were issued at $3.50 CDN exercisable until April 13, 2012. If all the remaining outstanding options were exercised, the Company’s available cash would increase by $3,383,345 CDN.

As at March 31, 2010, the Company had 2,480,500 warrants outstanding with exercise prices ranging from $1.00 CDN to $4.25 CDN expiring from November 27, 2010 to March 21, 2011. During the nine months

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

ended March 31, 2010, a total of 119,500 warrants were exercised at weighted average exercise price of $1.04 CDN for gross proceeds of $116,848. A fair value of $38,369 was recognized on these exercised warrants. Subsequently, 1,265,751 warrants were issued at $4.75 CDN until April 13, 2012. If the 151,890 agents’ options were exercised, there would be another 75,945 agents’ warrants issued at $4.75 CDN until April 13, 2012. If all the outstanding warrants, including the 75,945 potential agents’ warrants, were exercised, the Company’s available cash would increase by $12,758,606 CDN.

As of date of this MD&A, there were 32,117,737 common shares issued and outstanding and 38,827,823 common shares outstanding on a diluted basis.

Contributed surplus was $1,034,653 as at March 31, 2010 (June 30, 2009 - $876,046). The increase in contributed surplus represents the fair value of the stock options vested is less than the fair value of the stock options exercised during the period.

The deficit totaled $6,213,778 as at March 31, 2010 (June 30, 2009 - $5,377,562). The increase is the result of the net loss of $836,213 for the nine months ended March 31, 2010.

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

Transactions with Related Parties

During the nine months ended March 31, 2010:

a)

$148,971 (2009 - $78,088) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at March 31, 2010, $Nil (June 30, 2009 - $Nil) was owed to the officer.

b)

$151,401 (2008 - $78,407) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent.  As at March 31, 2010, $19,323 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

New accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans

In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company’s financial position or results of operations.

c) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

d) Equity

In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this section has been amended to:

-

change the categories into which a debt instrument is required or permitted to be classified;

-

change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and

-

require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company’s financial condition or operation results.

f)

Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income and reported in shareholders’ equity.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The Company prioritizes the inputs into three levels that may be used to measure fair value:

i)  Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

ii)  Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

iii)  Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivables, account payable and accrued liabilities, and due to related parties. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

Internal Controls Over Financial Reporting

Changes in Internal Control Over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Risks and Uncertainties

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of exploring its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral-exploration activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company’s short- to medium-term operating and exploration cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration on its current properties.  Should changes in equity-market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

The Company’s operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.  The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAE’s with a June 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending September 30, 2011, with comparative financial information for the quarter ended September 30, 2010.  The first audited annual financial statements will be for the year ending June 30, 2012, with comparative financial information for the year ended June 30, 2011.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the June 30, 2010 opening balance sheet which will be issued as part of the comparative financial information in the September 30, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified.  Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a)

Impairment

Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.

b)

Mineral resources

At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.

c)

Business combinations

The effect of IFRS on the Company’s present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

d)

Foreign currency

The adoption of IFRS will involve the identification of a functional currency. The effect of IFRS on the Company’s foreign currency is minimal because the Company’s functional currency and reporting currency will stay in the US Dollar with Canadian operations translated into US Dollars. Therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation.  In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

e)

Income taxes

Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

The majority of the Company’s audit committee is aware of the IFRS conversion and the Company’s staff, in conjunction with its CFO, has adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company. The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2010 and 2011, in anticipation of the preparation of the July 1, 2011 balance sheet that will be required for comparative purposes for all periods ending after June 30, 2011.

Outlook

Following completion of the 2008 REE exploration program on the Bear Lodge Project, the Company announced its resource estimate and completed the NI 43-101 Technical Report was sedar filed on April 14, 2009. The Company is following through with the recommendations in the Technical Report to continue the metallurgical testing and drilling with a goal to expand the REE mineralization encountered at Bull Hill Southwest.  Due to variable dike thickness and variable continuity encountered by the Company’s drilling along strike and down dip, additional drilling was deemed necessary to delineate the Bull Hill Southwest mineralization. A 20 hole drill program was completed in the 4th quarter of 2009 and two sets of assays for 15 holes have been announced. These results were encouraging and will be incorporated into the resource database along with the results from the 5 holes for which assays have not yet been received.

The Company plans to update its resource estimate before June 30, 2010. In addition, a Preliminary Assessment is underway and this report is planned to be completed by mid-2010. Metallurgical testing is continuing and the results from this work, along with the updated resource estimate will be incorporated into the scoping study.

The Company plans to define a gold mineral resource by offset drilling of holes where Newmont encountered significant gold mineralization by commencing a drilling program in 2010, led by John Ray.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, “has potential to”, or “intends’ or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the market for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

Containing information up to, and including May 19, 2010

expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

•

The Company’s intent of listing with an exchange in the United States;

•

The progress, potential and uncertainties of the Company’s 2009-2010 rare-earth drill program, metallurgical testing and 2010 gold-exploration drilling program at the Bear Lodge Property;

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties,

•

The Company’s future adoption of IFRS; and,

•

Plans to complete a scoping study.